SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 7

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Navios Maritime Holdings Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

(Title of Class of Securities)	(CUSIP No.)
American Depositary Shares, each representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (NYSE: NMpG)	63938Y 100

American Depositary Shares, each representing 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (NYSE: NMpH)	63938Y 308

Vasiliki Papaefthymiou

Executive Vice President - Legal and Director

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

+30-210-4595000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Philip Richter, Esq.

Mark Hayek, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

(212) 859-8000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$9,964,143.50	$1,207.65

(1)

Estimated solely for purpose of calculating the filing fee. This Tender Offer Statement on Schedule TO relates to an exchange offer (the “Exchange Offer”) through which Navios Maritime Holdings Inc. seeks to acquire 946,100 outstanding American Depositary Shares (“Series G ADSs”), each representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G Preferred Shares”) and 1,907,600 outstanding American Depositary Shares (“Series H ADSs”), each representing 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (“Series H Preferred Shares” and, together with the Series G Preferred Shares, the “Preferred Shares”). The transaction valuation was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as follows:

The sum of the (a) the product of (i) $3.495, the average of the high and low prices per Series G ADSs on the New York Stock Exchange on December 18, 2018, and (ii) 946,100, the maximum number of Series G ADSs that could be accepted for exchange in the Exchange Offer; and (b) the product of (i) $3.49, the average of the high and low prices per Series H ADS on the New York Stock Exchange on December 18, 2018, and (ii) 1,907,600, the maximum number of Series H ADSs that could be accepted for exchange in the Exchange Offer.

(2)	Previously paid.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $1,894.40	Filing Party: Navios Maritime Holdings Inc.
Form or Registration No.: Registration Statement on Form F-4 (No. 333-228976)	Date Filed: December 21, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

AMENDMENT NO. 7 TO SCHEDULE TO

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the Tender Offer Statement on Schedule TO (as may be further supplemented or amended from time to time, the “Schedule TO”) originally filed with the Securities and Exchange Commission on December 21, 2018 relating to an offer by Navios Maritime Holdings Inc., a Republic of Marshall Islands corporation (the “Company”), to acquire (i) 946,100 outstanding American Depositary Shares (“Series G ADSs”), each representing 1/100th of a share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G ADS Exchange Offer), and (ii) 1,907,600 outstanding American Depositary Shares (“Series H ADSs”), each representing 1/100th of a share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H ADS Exchange Offer”), from tendering holders of Series G ADSs and Series H ADSs, as applicable, pursuant to the terms and subject to the conditions described in the prospectus, dated December 21, 2018, as amended or supplemented from time to time (the “Prospectus”).

As previously disclosed in Amendment No. 5 to Schedule TO, dated March 18, 2019, with respect to the Series H ADSs, the Series H ADS Exchange Offer expired at 11:59 p.m., New York City time, on March 15, 2019, and the Company accepted a total of 1,093,026 Series H ADSs in exchange for a total of $4,188,387.55 cash consideration and a total of $4,747,100 in aggregate principal amount of 9.75% Senior Notes due 2024 (the “Notes”).

Except as set forth herein, this Amendment No. 7 does not modify any of the information previously reported on the Schedule TO or the Prospectus. All information in the Prospectus, including all exhibits and annexes thereto, are hereby expressly incorporated by reference into this Amendment No. 7 in response to all items required in the Schedule TO. This Amendment No. 7 should be read in conjunction with the Schedule TO and Exhibits thereto and the Prospectus. All capitalized terms used in this Amendment No. 7 and not otherwise defined have the respective meanings ascribed to them in the Prospectus, as amended or supplemented.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Prospectus, is hereby amended and supplemented as follows:

The Series G ADS Exchange Offer expired at 11:59 p.m., New York City time, on April 12, 2019. Based on a preliminary count by the exchange agent, the Bank of New York Mellon, a total of 900,950 Series G ADSs, representing approximately 63.5% of the outstanding Series G ADSs, were properly tendered and not properly withdrawn prior to the expiration of the Series G ADS Exchange Offer. Of the total 900,950 Series G ADSs tendered, 31,720 Series G ADSs were tendered through notice of guaranteed delivery.

The Company expects to accept all of the 900,950 Series G ADSs properly tendered. The Company expects to pay a total of approximately $4.5 million in cash consideration and a total of approximately $3.9 million in aggregate principal amount of Notes, subject to adjustment for fractional shares.

The number of Series G ADSs tendered and not withdrawn are preliminary and are subject to verification by the depositary, the Bank of New York Mellon, and the proper delivery of all Series G ADSs tendered (including those tendered pursuant to guaranteed delivery procedures). The actual number of Series G ADSs properly tendered and not properly withdrawn will be announced promptly following the guaranteed delivery period and the completion of the verification process. Delivery of the cash consideration and/or the Notes consideration in exchange for the tendered Series G ADSs will be made promptly.

A copy of the press release is attached hereto as Exhibit (a)(5)(G) and is incorporated by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended by adding the following exhibit:

Exhibit No.	Description

(a)(5)(G)	Press Release, dated April 15, 2019.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAVIOS MARITIME HOLDINGS INC.

Date: April 15, 2019	By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Executive Vice President - Legal and Director